May 12, 2025

David McKinstray
Chief Financial Officer
WK Kellogg Co
One Kellogg Square
Battle Creek, Michigan 49016

       Re: WK Kellogg Co
           Form 10-K for the Fiscal Year Ended December 28, 2024
           File No. 001-41755
Dear David McKinstray:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing